[redacted]

15025437

OFFICIAL USE
011-00161

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. [X] Comptroller of the Currency
   - B. [ ] Board of Governors of the Federal Reserve System
   - C. [ ] Federal Deposit Insurance Corporation
   - D. [ ] Securities and Exchange Commission

2. Conducts business as:
   - A. [ ] Government Securities Broker
   - B. [X] Government Securities Dealer
   - C. [ ] Government Securities Broker and Dealer

3. Filing status of notice:
   - A. [ ] Notice
   - B. [X] Amendment

SEC MAIL PROCESSING
RECEIVED
NOV 0 2 2015
WASH, DC SECTION
189

2015 NOV -4 AM 11:55
SEC / MR
RECEIVED

4. A. Full name of the financial institution: First National Bankers Bank

   B. Address of principal office of financial institution:

   Address: 7813 Office Park Blvd
   City: Baton Rouge State: LA Zip Code: 70809

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address: same
   City: State: Zip Code:

   D. Mailing address if different from (B) or (C):

   Address: P.O. Drawer 80579
   City: Baton Rouge State: LA Zip Code: 70809

   E. Name, title, and telephone number of contact person with respect to this notice:

   Name: Laura Boudreaux
   Title: Senior Vice President, Compliance
   Area Code / Phone Number: 800.421.6182

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [X] Yes B. [ ] No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
600 University Park Place, Ste 380	Birmingham	AL	35209	Sales and operations
333 Texas Street, Ste 1280	Shreveport	LA	71101	Sales
325 W. Capitol Ave, Ste 300	Little Rock	AR	72201	Sales and operations
615 Crescent Executive Ct, Ste 400	Lake Mary	FL	32746	Sales and operations

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Nichol/ Victor/ Eugene	President, Capital Markets Division
Boudreaux/ Laura/ Juban	Senior Vice President, Complaince
Badame/ Madeleine/ Rubenstien	Senior Vice President, Investment Operations
Julian/ Walter/ Rene	Senior Vice President, Capital Markets
Thomas/ Stephen/ Charles	Senior Vice President, Capital Markets

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Victor Eugene Nichol, Jr.
Name (First, Middle, Last)

President, Capital Markets Division
Title

[signature]
Signature

10/18
Date

Office of the Comptroller of the Currency

Southern District
500 N. Akard St., Suite 1600
Dallas, TX 75201

September 25, 2015

Mr. Craig Landrum
Attorney at Law
Jones Walker
190 East Capitol Street, Suite 800
Jackson, Mississippi 39201

Re: Non-Affiliated Bank Merger (Riegle Neal) - Control #2015-SO-Combo-144263
Independent Bankers' Bank of Florida, Lake Mary, Florida (FDIC Cert #24642)
will be merged with, into and under the title and charter number of
First National Bankers Bank, Baton Rouge, Louisiana (Charter #18278, FDIC #25247)

Dear Mr. Landrum:

This letter is the official certification of the Office of the Comptroller of the Currency (OCC) for Independent Bankers' Bank of Florida to be merged with, into and under the title and charter number of First National Bankers Bank. The transaction was effective as of the date of this letter.

Questions or comments regarding this transaction can be addressed to the undersigned at (214) 720-7052. All correspondence and documents should be referenced to the application control number.

Sincerely,

Pansy G. Hale
NBE/ Licensing Analyst
Southern District Licensing

Office of the Comptroller of the Currency

Southern District
500 N. Akard St., Suite 1600
Dallas, TX 75201

September 25, 2015

Mr. Craig Landrum
Attorney at Law
Jones Walker
190 East Capitol Street, Suite 800
Jackson, Mississippi 39201

Re: Non-Affiliated Bank Merger (Riegle Neal) - Control #2015-SO-Combo-144263
Independent Bankers' Bank of Florida, Lake Mary, Florida (FDIC Cert #24642)
will be merged with, into and under the title and charter number of
First National Bankers Bank, Baton Rouge, Louisiana (Charter #18278, FDIC #25247)

Dear Mr. Landrum:

This letter hereby constitutes the official authorization of the Comptroller of the Currency given to First National Bankers Bank, Baton Rouge, Louisiana to establish the following branch effective as of the date of this letter:

Branch Number – 171983A
Branch Address - 615 Crescent Executive Court, Suite 400, Lake Mary, Florida 32746

Please retain this letter as the official branch authorization. If the branch is closed, the "Notice of Branch Closing" requirements of Section 228 of the Federal Deposit Insurance Corporation Improvement Act of 1991, which were effective on December 19, 1991, must be followed. A 90-day advance notice of proposed branch closing must be submitted to the OCC pursuant to 12 USC 1831r-1. Once the branch is closed, this authorization is no longer valid.

This letter is not intended to authorize approval of the official branch name. As a result of the Garn-St. Germain Depository Institutions Act of 1982, the OCC is no longer responsible for the approval of national bank or branch names. In selecting a branch name, the Board of Directors should follow the guidelines outlined in the May 1, 1998 *Interagency Statement: Branch Names*, which says, in part, "... an insured depository institution that intends to use a different name for a branch or other facility should take reasonable steps to ensure that customers will not become confused and believe that its facilities are separate institutions or that deposits in the different facilities are separately insured."

Questions or comments regarding this transaction can be addressed to the undersigned at (214)720-7052. All correspondence should be referenced to the application control number.

Sincerely,

Pansy G. Hale
NBE / Licensing Analyst
Southern District Licensing

FNBB
First National Bankers Bank

7813 Office Park Boulevard • P. O. Drawer 80579 • Baton Rouge, LA 70898 • www.BANKERS-BANK.com

OFFICE (225) 924-8015 TOLL-FREE 1-800-421-6182 FAX (225) 952-0899

October 28, 2015

Securities and Exchange Commission
Washington, D.C. 20549

To whom it may concern:

On September 25, 2015, First National Bankers Bank (FNBB) merged with Independent Bankers Bank of Florida (IBBF). This amendment to the FNBB Capital Markets Division's Form MSD and Form GFIN is add the office in Lake Mary, FL. These forms have also been filed with FNBB's primary regulator, the Office of Comptroller of the Currency.

Please contact me at lboudreaux@bankers-bank.com or (800) 421.6182 if any further information is required.

Sincerely,

Laura Boudreaux
Senior Vice President, Compliance Officer

Enclosures:

- Form MSD (3 copies)
- Form GFIN (3 copies)
- Copy of merger certification from OCC